CARIBOU COFFEE COMPANY, INC.

3900 Lakebreeze Avenue North

Brooklyn Center, MN 55429

January 10, 2013

VIA EDGAR

Perry J. Hindin

U.S. Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Re:	Caribou Coffee Company, Inc.
Schedule 14D-9
Filed December 21, 2012
File No. 005-81557

Dear Mr. Hindin:

We are responding to the letter from you dated January 7, 2013. Our response follows the comment included in such letter, which is presented in boldface type.

Financial Projections, page 27

1.	We note that the Company has included non-GAAP financial measures in its financial forecasts. Please revise to provide the disclosure required by Rule 100 of Regulation G. For guidance, refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

In response to your comment, we are concurrently amending the Schedule 14D-9 to add the following disclosure to the end of the “Financial Projections” section in Item 8:

Non-GAAP Financial Measurements. The following non-GAAP financial measures have been utilized in the tabular presentation above:

•	EBITDA, which we define as net income excluding: (a) interest expense; (b) interest income; (c) depreciation and amortization; and (d) income taxes; and

•

Segment cash flow, which we define as EBITDA before unallocated G&A costs and net income attributable to non-controlling interest, adjusted for depreciation and amortization associated with the roasting facility categorized as cost of sales and related occupancy costs on the statement of operations which get charged to the segments as a component of total coffee costs.

Perry J. Hindin

January 10, 2013

These non-GAAP measures as calculated by the Company are not necessarily comparable to similarly titled measures used by other companies, are not equal to GAAP measures including net income or cash flows from operating activities as defined by GAAP, are not necessarily indicative of cash available to fund cash flow needs, and should not be considered an alternative to net income, operating income, cash flows from operating activities or the Company’s other financial information as determined under GAAP.

The following disclosures present the most directly comparable financial measures calculated and presented in accordance with GAAP, tabular non-GAAP reconciliations, why management believes the non-GAAP financial measures are useful to investors and the uses management makes of the non-GAAP financial measures.

	2012F(1)	2013P(2)	2014P(2)	2015P(2)	2016P(2)
	(In millions)
Net income attributable to Caribou Coffee Company, Inc.	$9.6	$11.4	$14.7	$17.6	$19.7
Interest expense	0.1	0.2	0.3	0.3	0.3
Interest income	—	—	—	—	—
Depreciation and amortization(3)	12.2	12.4	12.0	12.4	14.3
Provision for income taxes(4)	6.4	7.6	9.6	11.4	12.8

EBITDA	28.3	31.6	36.6	41.7	47.1
General and administrative expenses(5)	31.4	34.3	36.0	37.4	39.5
Depreciation and amortization(6)	(2.0)	(2.0)	(2.0)	(2.0)	(2.0)
Net income attributable to non-controlling interest	0.4	0.4	0.6	0.6	0.6

Segment cash flow	$58.1	64.3	71.2	77.7	85.2

(1)	Forecast. Excludes estimate of $5 million non-recurring inventory loss related to Hurricane Sandy.
(2)	Projected.
(3)	Includes depreciation and amortization associated with the headquarters and roasting facility that are categorized as general and administrative expenses and cost of sales and related occupancy costs on the statement of operations.
(4)	Represents a blended federal and state tax rate of 40%.
(5)	Includes stock compensation expense of $2.0 million for each of the years presented.
(6)	Includes depreciation and amortization associated with the roasting facility categorized as cost of sales and related occupancy costs on the statement of operations which get charged to the segments as a component of total coffee costs.

Management believes EBITDA is useful to investors in evaluating the Company’s operating performance because the Company’s coffeehouse leases are generally short-term and the Company must depreciate all of the cost associated with those leases on a straight-line basis over the initial lease term excluding renewal options (unless such renewal periods are reasonably assured at the inception of the lease). The Company opened a net 202 company-operated coffeehouses from the beginning of fiscal 2003 through the end of the third quarter of fiscal 2012. As a result, management believes depreciation expense is disproportionately large when compared to the sales from a significant percentage of the coffeehouses that are in their initial

Perry J. Hindin

January 10, 2013

years of operations. Also, many of the assets being depreciated have actual useful lives that exceed the initial lease term excluding renewal options. Consequently, management believes that adjusting for depreciation and amortization is useful for evaluating the operating performance of the coffeehouses. Furthermore, the Company has historical net operating losses and other deferred tax assets that impact its ability to qualify for various tax credits. Consequently, management believes that adjusting for the impact of income taxes is useful in evaluating the overall performance of the Company. Management uses EBITDA (1) as a measurement of operating performance because it assists management in comparing its operating performance on a consistent basis as it removes the impact of items not directly resulting from coffeehouse operations; (2) for planning purposes, including the preparation of its internal annual operating budget; and (3) to evaluate the Company’s capacity to incur and service debt, fund capital expenditures and expand the business.

Segment cash flow represents EBITDA before unallocated G&A costs and net income attributable to non-controlling interest, adjusted for depreciation and amortization associated with the roasting facility categorized as cost of sales and related occupancy costs on the statement of operations which get charged to the segments as a component of total coffee costs. Management believes segment cash flow is useful to investors in evaluating the Company’s operating performance because it provides an opportunity to compare how effective the Company’s core business is, either between periods or with competitors, and can be used to benchmark the type of returns the Company can expect on sales without the impact of general and administrative overhead expenses. Management uses segment cash flow as a measurement of operating performance because it assists management in comparing how efficient the Company’s segments are, both between periods and compared to the Company’s competitors.

We acknowledge that:

•	our Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	our Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Perry J. Hindin

January 10, 2013

If you require any additional information or have any questions, please call me at 763-592-2456 or Brett D. Anderson of Briggs and Morgan, P.A. at 612-977-8417.

Sincerely,

/s/ Dan E. Lee
Dan E. Lee
General Counsel

cc:	Brian D. Wenger, Esq.
Brett D. Anderson, Esq.